10250 Constellation Blvd. 19th Floor Los Angeles, CA 90067 310.553.3000 TEL 310.556.2920 FAX

November 20, 2024

Marc A. Indeglia Direct Dial 310.282.6245 Direct Fax 310.785.3545 Email mindeglia@glaserweil.com

Katherine Bagley, Esq.

Robert Augustin, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	NAYA Biosciences, Inc.
Registration Statement on Form S-3
Filed May 21, 2024
File No. 333-279593

Dear Ms. Bagley and Mr. Augustin:

On behalf of our client, NAYA Biosciences, Inc., a Nevada corporation formerly known as INVO Bioscience, Inc. (the “Company”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered by way of it letter dated August 15, 2024 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”) on May 21, 2024 (the “Registration Statement”). For your convenience, we have included the original comment from the Comment Letter in their entirety.

Registration Statement on Form S-3

Incorporation of Certain Documents by Reference, page 2

1.	We have read your response to prior comment 1 and reissue in part. We understand that your proposal is to amend your filings to disclose to investors that in applying your lease accounting you are using the Federal government’s borrowing rate which you determined to have the same effect as using the Registrant’s incremental borrowing rates. One outcome of this proposal is that your December 31, 2023 total assets appear to be overstated by approximately 8%. Given the impact of this error on your total assets, it is not clear how you reasonably concluded that the corresponding financial statement account balances should not be consistent with the applicable discount rates required by GAAP. Please revise the financial statement balances to be consistent with the applicable GAAP requirements. Alternatively, please provide us an expanded analysis that includes all applicable calculations and a quantified reconciliation between your assumed 2023 incremental borrowing rates and your actual 2023 borrowing rates as previously requested. In this regard, it appears that your actual borrowing rates may be a more objective and reliable source of evidence in estimating your 2023 incremental borrowing rate. We may have further comment.

Katherine Bagley, Esq.

Robert Augustin, Esq.

Securities and Exchange Commission

November 20, 2024

Response: The Company has considered the comment of the SEC staff (the “Staff”) dated August 15, 2024 and the various subsequent communications with the Staff. As set forth in the Company’s Current Report on Form 8-K filed on September 20, 2024, the Company has determined that, in recognizing a right-of-use (“ROU”) asset and corresponding lease liability for its operating leases on its balance sheet, it incorrectly utilized the applicable federal rates as the discount rates for the valuation of the ROU asset and corresponding lease liability, rather than the Company’s incremental borrowing rates. The impact of this error is limited to the Company’s assets and liabilities, and the error did not impact the Company’s revenue, results of operation, earnings (loss) per share, or net equity. The error has not resulted in any change to the Company’s business plan or operations and does not impact any regulatory requirements or management compensation. The Audit Committee of the Company, after considering the recommendations of management, concluded that the Company’s previously issued consolidated financial statements as of and for the periods ended June 30, 2024, March 31, 2024, December 31, 2023, September 30, 2023, June 30, 2023, March 31, 2023, December 31, 2022, September 30, 2022, June 30, 2022, March 31, 2022, December 31, 2021, September 30, 2021, and June 30, 2021 (collectively, the “Previous Financial Statements”) should no longer be relied upon.

To recap the previous correspondence, the Company retained Scalar, an independent valuation firm that the Company, to opine and advise on the proper methodology to determine the Company’s incremental borrowing rates for each lease. In reliance on the opinion and advice of Scalar, the Company developed a synthetic credit rating as of the commencement date of each lease. (ASC Lease Topic 842 provides that the discount rate is to be determined at the commencement date of the lease.) This credit rating was determined by analyzing 24 financial metrics that are specific to the Company – 12 operational metrics, 7 solvency metrics, and 5 liquidity metrics – and using a random forest algorithm to compare metrics with credit ratings of other companies with publicly available credit ratings to determine the Company’s synthetic credit rating. The Company understands that this methodology is customary in the accounting and valuation industry, as it considers the Company’s credit quality and creditworthiness, the amount of lease payments, the terms of the leases, the requirement to use a collateralized cost of borrowing, and the economic environment.

Katherine Bagley, Esq.

Robert Augustin, Esq.

Securities and Exchange Commission

November 20, 2024

However, with respect to the two leases into which the Company entered in 2023, the Company also considered the effective interest rate under a Revenue Loan and Security Agreement (the “RLSA”) on September 29, 2023 with Decathlon Alpha V LP. The Company entered into the RSLA seven weeks after the commencement date of the latest lease. The effective interest rate being charged to the Company under the RLAS is 21% (the “RSLA Rate”). Due to the proximity of time between the Company’s entry into the two leases and its entry into the RSLA, the Company adjusted its 2023 incremental borrowing rates to take the RSLA Rate into consideration by using a weighted average of the RSLA Rate and the rates determined using the Scalar methodology. For the 2023 leases, the Company used a weighted average of 50% of the RSLA Rate and 50% of the 2023 rates determined using the Scalar methodology. This determination results from consideration and evaluation of all relevant components, considerations, and adjustments, including its actual post-lease borrowing rate, inclusive of securitization, its credit risk, borrowing rates for companies of similar credit quality, the collateralized nature of the lease, the market spread between secured and unsecured borrowings, alignment of borrowing terms and lease terms, and the economic environment. The determination reflects the following: (1) the Scalar Rates consider 24 different financial metrics of the Company, (2) the RSLA Rate was established seven weeks after the latest measurement date and was not known or knowable as of that date, and (3) the RSLA contains unique payment terms, maturities, and amounts that make it less comparable to either of the 2023 lease agreements.

The Company notes that it could not run a similar analysis for its 2019 lease or its 2021 leases because it did not have borrowings that commenced in or near those periods. The Company borrowed in 2018 on an unsecured basis at a rate of 9%, which is close to the incremental borrowing rate of 8.8% for the 2019 lease. The Company borrowed in 2020 on an unsecured basis at rates ranging from 1% to 10%. The incremental borrowing rates of 7.45% and 6.76% fell within that range. Due to the significant deviation in elapsed time between the times of borrowing and the commencement dates, the terms of the borrowings, the unsecured nature of the borrowings, and the other unique features of each of the borrowings (including that one of the borrowings was a “PPP” loan), the Company determined that making an adjustment such as the one made for the 2023 leases would be inappropriate and unnecessary.

Katherine Bagley, Esq.

Robert Augustin, Esq.

Securities and Exchange Commission

November 20, 2024

Pursuant to the foregoing, the Company determined the incremental borrowing rates for each of its leases:

Lease	Incremental Borrowing Rate
Commercial Lease Agreement dated May 1, 2019 between the Company and PJ LLC	8.80%
Lease Agreement dated March 2021 with Trustmark National Bank	7.45%
Sublease Agreement dated June 29, 2021 between Assure Fertility Partners of Atlanta II and Bloom INVO LLC	6.76%
Lease Agreement dated May 23, 2022 between 4602 North Armenia Ave, LLC and INVO Centers, LLC	15.75%
Lease Agreement dated July 1, 2023 between Taylyn Holdings, LL and Wood Violet Fertility, LLC	15.65%

Accordingly, on November 19, 2024, in lieu of filing multiple amended 10-Ks, the Company filed Amendment No. 3 to its Annual Report on Form 10-K for the year ended December 31, 2023 (the “10-K Amendment”), which contains restated financial statements as of December 31, 2023 and December 31, 2022 and for the years then ended that reflect adjustments of the value of its ROU assets and corresponding lease liabilities. The 10-K Amendment includes a restated audit report for those periods. In addition, Footnotes 2 and 3 to those financial statements sets forth the original and restated consolidated balance sheets of the Company, in tabular format, as of December 31, 2021, December 31, 2022, December 31, 2023, June 30, 2021, September 30, 2021, March 31, 2022, June 30, 2022, September 30, 2022, March 31, 2023, June 30, 2023, and September 30, 2023. The 10-K Amendment updates the disclosures related to the incremental borrowing rate and the disclosures required by ASC 842-20-50-4 by revising Footnote 11 (formerly Footnote 9) to the financial statements. Finally, the 10-K Amendment provides revised conclusions regarding the Company’s disclosure controls and procedures and its internal control over financial reporting.

Also on November 19, 2024, the Company filed Amendment No. 1 to its Quarterly Report on Form 10-Q for the period ended June 30, 2024 (the “10-Q Amendment”), which contains restated financial statements as of June 30, 2024 and for the period then ended that reflect adjustments of the value of its ROU assets and corresponding lease liabilities. In addition, Footnote 2 to those financial statements sets forth the original and restated consolidated balance sheets of the Company, in tabular format, as of June 30, 2024 and March 31, 2024. The 10-Q Amendment updates the disclosures related to the incremental borrowing rate and the disclosures required by ASC 842-20-50-4 by revising Footnote 10 (formerly Footnote 9) to the financial statements. Finally, the 10-Q Amendment provides revised conclusions regarding the Company’s disclosure controls and procedures and its internal control over financial reporting.

Katherine Bagley, Esq.

Robert Augustin, Esq.

Securities and Exchange Commission

November 20, 2024

The Company is supplementally providing versions of the 10-K Amendment and the 10-Q Amendment marked to show the changes from the original filings.

On behalf of the Company, please be advised that the Company has endeavored to respond fully to the Staff’s comment. We acknowledge and understand that any comment from the Staff regarding these issues would not be binding and would not commit the Staff in any manner. Further, the Company acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us as soon as possible if the staff has any further comments relating to the Registration Statement. You may contact the undersigned at (310) 282-6245. Thank you in advance for your courtesy and cooperation.

Very truly yours,

MARC A. INDEGLIA

of GLASER WEIL FINK HOWARD JORDAN & SHAPIRO LLP

MAI:ph

cc:	NAYA Biosciences, Inc.